RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

January 29, 2016

Ms. Jennifer Lopez

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Reliant Service Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 19, 2016 File No. 333-208934

Dear Ms. Lopez,

We have received your letter of January 19, 2016. The auditor has provided us with a corrected audit report. We have filed an amendment to correct the deficiency.

Sincerely,

/s/ Stanislav Augustin

Stanislav Augustin

President & Director